Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A ordinary share, par value of US$0.0001 per share, and Class B ordinary share, par value of US$0.0001 per share, of Charlton Aria Acquisition Corp., a Cayman Islands exempted company shall be filed on behalf of the undersigned.

October 25, 2024

ST Sponsor II Limited

By:	/s/ Sunny Tan Kah Wei	/s/ Sunny Tan Kah Wei
Name:	Sunny Tan Kah Wei	Sunny Tan Kah Wei
Title:	Director